       On February 24, 2017 the Audit Committee of Miller Opportunity Trust, a series of the Trust for Advised Portfolios (the "Trust") (formerly known as Legg Mason Opportunity Trust, one of the funds comprising Legg Mason Investment Trust), dismissed PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm.
       PwC's audit reports on the Miller Opportunity Trust financial statements for the fiscal years ended December 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
       During the fiscal years ended December 31, 2016 and 2015, and the subsequent interim period through February 24, 2017, there were (i) no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K.
       The Fund provided PwC with a copy of the disclosures it is making in this Form N-SAR and requested that PwC furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements above. A copy of PwC's letter dated August 29, 2017 is filed as Exhibit 77K to this Current Report on Form N-SAR.

       The Trust engaged BBD, LLP on February 24, 2017, as the independent registered public accounting firm to audit the Fund's financial statements for the fiscal period ending December 31, 2017.  During the fiscal years ended December 31, 2016 and 2015, and during the subsequent interim period through February 24, 2017 neither the Company nor anyone acting on its behalf has consulted with BBD, LLP on any of the matters or events set forth in Item 304(a)(2) of Regulation S-K.